HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. Unit 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

August 8, 2007

Ms. Elaine Wolff, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Good Earth Land Sales Company

Seventh Amendment to Registration Statement on Form SB-2

File No. 333-139220

Dear Ms. Wolff:

On behalf of Good Earth Land Sales Company ("GELSC"), please find enclosed GELSC's Seventh Amended Registration Statement on Form SB-2.  Per the recommendation of Mr. David H. Roberts, Staff Attorney for the U.S. Securities and Exchange Commission ("SEC"), we file this Seventh Amended Registration Statement to do the following:

1.    To correct the dates listed in the auditor's reports and

2.    To correctly state throughout the document that the Selling Security Holders are able to sale their shares at the fixed price of $.01 for the duration of the offering or until such time as a market develops and at which time the selling security holders may sell at the market price .

As per GELSC's request submitted earlier today, we anticipate an effective date and time of August 9, 2007 at 4:30 p.m.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

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1.    Good Earth Land Sales Company SB-2/A-7

2.    Exhibit 5.7: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.    Exhibit 15.3 Acknowledgement of the use of a report on unaudited interim financial information by Randall N. Drake, C.P.A., P.A.

4.    Exhibit 23.7: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A., P.A.